Exhibit 99.10

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Unaudited Condensed Interim Consolidated Financial Statements

For the Three Month Period Ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the CPA Canada for a review of condensed interim consolidated financial statements by an entity's auditor.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Table of Contents

For the Three Month Period Ended March 31, 2021 and 2020

Management's responsibility for financial report	1
Condensed Interim consolidated financial statements
Condensed interim consolidated statements of financial position	2
Condensed interim consolidated statements of loss and comprehensive loss	3
Condensed interim consolidated statements of changes in shareholder's equity	4
Condensed interim consolidated statement of cashflows	5
Notes to the Condensed interim consolidated financial statements	6 - 32

Management's Responsibility

For Financial Reporting

To the Shareholders of Red White & Bloom Brands Inc.:

Management is responsible for the preparation and presentation of the accompanying condensed interim consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the condensed interim consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of the condensed interim consolidated financial statements.

The Board of Directors is responsible for overseeing management in the performance of its financial reporting responsibilities. The Board has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of the Company's external auditors.

July 26, 2021

/s/ Michael Marchese/s/ Brad Rogers

Michael Marchese, DirectorBrad Rogers, Director

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Condensed Interim Consolidated Statements of Financial Position

As at March 31, 2021 (Unaudited) and December 31, 2019 (Audited) (Expressed in Canadian dollars)

		March 31,	December 31
		2021	2020 (Audited)
ASSETS	Notes
Current assets
Cash and cash equivalents		$6,075,258	$1,146,569
Prepaid expenses		1,963,115	1,053,658
Accounts receivable	5	11,238,829	8,747,261
Biological assets	6	398,646	-
Inventory	7	18,411,137	17,561,002
Loans receivable	9	59,682,711	51,676,623

		97,769,696	80,185,113
Non-current assets
Property, plant and equipment, net	8	83,630,988	87,104,243
Deposits		-	-
Call/put option	10	70,165,880	112,658,740
Goodwill		6,129,540	6,206,068
Intangible assets, net	11	147,470,887	152,979,033
		307,397,295	358,948,084
Total assets		$405,166,991	$439,133,197

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$22,551,471	$24,115,714
License liability		11,997,400	11,997,400
Convertible debentures	12	14,559,577	-
Current loans payable	14	26,252,555	31,349,759
Lease liabilities	15	154,699	205,982
Credit facility	13	64,777,160	-
Current income taxes payable		4,428,113	3,125,261
		144,720,975	70,794,116
Non-current liabilities
Credit facility	13	-	64,815,872
Loans payable, net of current portion	14	19,254,061	18,704,092
Lease liabilities, net of current portion	15	184,188	186,487
License liability, net of current portion		47,989,600	47,989,600
Deferred income tax liability		26,823,736	27,158,251
Total liabilities		238,972,560	229,648,418
Shareholders' equity
Share capital	16	244,899,141	229,772,030
Contributed surplus		14,228,480	14,863,863
Cumulative translation adjustment		(2,790,836)	(1,896,622)
Accumulated deficit		(90,142,354)	(33,254,492)
Total shareholders' equity		166,194,431	209,484,779
Total liabilities and shareholders' equity		$405,166,991	$439,133,197

Going concern (Note 2)

Commitments and contingencies (Note 23)

Subsequent events (Note 24)

Approved and authorized for issuance on behalf of the Board of Directors on July 26, 2021 by:

/s/ Michael Marchese/s/ Brad Rogers

Michael Marchese, DirectorBrad Rogers, Director

(The accompanying notes are an integral part of these consolidated financial statements)

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three month period ended March 31, 2021 and 2020

(Unaudited)

(Expressed in Canadian dollars)

		2021		2020
	Notes
Sales	22	$11,823,405		$-
Cost of sales, before fair value adjustments		4,469,960		-

		7,353,445		-
Unrealized change in fair value of biological assets	6	(367,578)		-
Realized fair value amounts included in inventory sold		(559,261)		-
Gross profit		6,426,606	-

Expenses
General and administration		3,755,827		2,577,706
Salaries and wages		2,947,145		204,182
Depreciation and amortization	8, 11	7,221,964		1,062
Share-based compensation	16	2,821,297		1,122,075
Sales and marketing		929,644		272,230
		17,675,877		4,177,255

Loss from operations before other expenses (income)		(11,249,271)		(4,177,255)

Other expense (income)
Finance expense (income), net		393,373		811,992
Foreign exchange		532,285		(8,105,070)
Management fees		-		(425,610)
(Gain) Loss on revaluation of call/put option	10	42,492,860		795,904
Gain on disposal of property, plant and equipment	8	(601)		-
Revaluation of financial instruments		712,000		-
Total other expense (income)		44,129,917		(6,922,784)

Loss before income taxes		(55,379,188)		2,745,529
Current income tax expense		1,508,674		-
Deferred income tax recovery		-		-

Net loss		(56,887,862)		2,745,529
Translation adjustment on consolidation of foreign subsidiaries		(894,214)		-

Comprehensive loss (Income)		$(57,782,076)		$2,745,529

Net loss (earning) per share, basic and diluted	17	$(0.29)		$0.03

Weighted average number of shares outstanding		196,334,988		84,211,752

(The accompanying notes are an integral part of these consolidated financial statements)

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity

For the Three Month Period ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

	Notes	Convertible Series I Preferred Shares #	Convertible Series I Preferred Shares $	Convertible Series II Preferred Shares #	Convertible Series II Preferred Shares $	Common Shares #	Common Shares $	Subscriptions Receivable	Contributed Surplus	Translation Adjustment	Accumulated Deficit	Total

Balance, December 31, 2019		-	-	-	-	84,211,752	61,366,160	-	5,748,899	-	(14,677,625)	52,437,434
Share-based compensation	16	-	-	-	-	-	-	-	1,122,075	-	-	1,122,075
Net loss		-	-	-	-	-	-	-	-	-	2,745,529	2,745,529

Balances, March 31, 2020		-	-	-	-	84,211,752	61,366,160	-	6,870,974	-	(11,932,096)	56,305,038

Balances, January 1, 2021		3,181,250	5,637,175	113,585,889	46,046,088	191,317,226	178,088,767	-	14,863,863	(1,896,622)	(33,254,492)	209,484,779
Restricted share units issued		-	-	-	-	1,854,645	1,473,657	-	-	-	-	1,473,657
Share-based compensation	16	-	-	-	-	-	-	-	1,347,641	-	-	1,347,641
Shares issued debt settlement	16	-	-	-	-	237,500	342,000	-	-	-	-	342,000
Warrants exercised	16	-	-	-	-	11,021,974	10,718,135	-	(94,705)	-	-	10,623,430
Stock options exercised	16	-	-	1,200,000	1,430,398	1,375,000	1,162,921	-	(1,888,319)	-	-	705,000
Currency translation adjustment		-	-	-	-	-	-	-	-	(894,214)	-	(894,214)
Net loss		-	-	-	-	-	-	-	-	-	(56,887,862)	(56,887,862)

Balances, March 31, 2021		3,181,250	5,637,175	114,785,889	47,476,486	205,806,345	191,785,480	-	14,228,480	(2,790,836)	(90,142,354)	166,194,431

(The accompanying notes are an integral part of these consolidated financial statements)

5

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Condensed Interim Consolidated Statement of Cash Flows

For the Three Month Period ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

		2021	2020

Operating activities	Notes
Net loss for the year		$(56,887,862)	$2,745,529
Items not affecting cash:
Share-based compensation		2,821,297	1,122,075
Foreign exchange		1,210,042	(7,922,587)
Interest not received in cash		-	(1,149,960)
Revaluation of call/put option	10	42,492,860	795,904
Depreciation and amortization	8, 11	6,619,158	1,062
Realized gain in cost of sales		559,261	-
Fair value adjustment on biological assets		367,578	-
Finance fees		-	-
Accrued interest payable		-	-
Financing expense (income)		-	-
		(2,817,666)	(4,407,977)
Changes in non-cash operating working capital	21	(5,838,035)	946,805
		(8,655,701)	(3,461,172)
Investing activities
Disposition of property, plant and equipment	8	-	-
Purchase of property, plant and equipment	8	-	-
Deposits	, 9	-	(20,994,980)
Cash received on RTO		-	-
Cash paid on business combination of MAG		-	-
Convertible debentures		14,559,577	-
Loan receivable		(8,006,088)	(5,762,787)
		6,553,489	(26,757,767)
Financing activities
Principal payments on lease liabilities	16	(53,582)	-
Exercise of warrants	16	10,623,430	-
Exercise of stock options	16	705,000	-
Credit facility	12	(38,712)	-
Loans payable	14	(4,205,235)	-
Credit facility - repayment of existing loan	13	-	-
Credit facility - new borrowing	13	-	28,880,864
		7,030,901	28,880,864
Increase (decrease) in cash		4,928,689	(1,338,075)
Net effects of foreign exchange		-	-
Cash, beginning		1,146,569	1,378,687
Cash, ending		$6,075,258	$40,612

Supplemental disclosure of cash flow information (Note 21)

(The accompanying notes are an integral part of these consolidated financial statements)

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the three month period ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

1.BACKGROUND AND NATURE OF OPERATIONS

Red White & Bloom Brands Inc. (formerly Tidal Royalty Corp.) (the “Company” or “RWB”) was incorporated on March 12, 1980 pursuant to the Business Corporations Act, British Columbia.

The Company’s head office and registered office is located at Suite 810 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2. The shares of the Company are traded on the Canadian Stock Exchange under the trading symbol "RWB".

On April 24, 2020, Tidal Royalty Corp. (“Tidal”) and a private Ontario company named MichiCann Medical Inc. (“MichiCann”) completed an amalgamation structured as a three-corned amalgamation whereby MichiCann was amalgamated with a newly incorporated subsidiary of Tidal, forming the Company.

Immediately prior to the amalgamation, Tidal completed a consolidation of the Tidal common shares on the basis of one post- consolidated Tidal share for every sixteen pre-consolidation Tidal common shares and changed its name from “Tidal Royalty Corp.” to “Red White & Bloom Brands Inc.”. Each MichiCann share was exchanged to one common share and one convertible series II preferred share of the Company.  Due to the terms of the exchange ratio, the previous shareholders of MichiCann acquired a controlling interest in Tidal and as such, the amalgamation has been accounted for as a reverse takeover transaction with MichiCann being the resulting issuer for financial reporting purposes.

2.GOING CONCERN

These condensed interim consolidated financial statements have been prepared under the assumption of a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at March 31, 2021, the Company has accumulated losses of $90,142,354 since inception, and for the three month period ended March 31, 2020, the Company incurred a net loss of $   56,887,862    and net cash used in operations was $   8,655,701   . The Company’s operations are mainly funded with debt and equity financing, which is dependent upon many external factors and may be difficult to raise additional funds when required. The Company may not have sufficient cash to fund the acquisition and development of assets therefore will require additional funding, which if not raised, may result in the delay, postponement, or curtailment of some of its activities.

In assessing whether the going concern assumption was appropriate, management took into account all relevant information available about the future, which was at least, but not limited to, the twelve-month period following March 31, 2021. To address its financing requirements, the Company will seek financing through debt and equity financing, asset sales, and rights offering to existing shareholders. The Company will also seek to improve its cash flows by prioritizing certain projects with a greater expected return and reducing operating costs by streamlining its operations and support functions. While the Company has been successfully in obtaining financing to date, and believes it will be able to obtain sufficient funds int the future and ultimately achieve profitability and positive cash flows from operations, the Company’s ability to raise capital may be adversely impacted by: market conditions that have resulted in a lack of normally available financing in the cannabis industry; increased competition across the industry, and overall negative investor sentiment in light of the ongoing COVID-19 pandemic. Accordingly, there can be no assurance that the Company will achieve profitability, or secure financing on terms favorable to the Company or at all.

If the going concern assumption were not appropriate for these condensed interim consolidated financial statements then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the consolidated statements of financial position classifications used. Such adjustments could be material.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the three month period ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

COVID-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID- 19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including the closure of non-essential businesses.  Government measures did not materially disrupt the Company’s operations during the three month period ended March 31, 2021.  The production and sale of cannabis has been recognized as an essential service across the U.S and the Company has not experienced production delays or prolonged retail closures as a result.

The duration and further impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. Management has been closely monitoring the impact of COVID-19. The Company has implemented various measures to reduce the spread of the virus, including implementing social distancing at its cultivation facilities, manufacturing facilities and dispensaries, enhancing cleaning protocols and encouraging employees to practice preventive measures recommended by governments and health officials.

Due to the uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 will have on the business and financial position.  In addition, the estimates in the Company’s condensed interim consolidated financial statements will possibly change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in impairment of long-lived assets including intangibles (Note 11).

3.BASIS OF PRESENTATION

a)Statement of Compliance

The Company's condensed interim consolidated financial statements have been prepared in accordance with and using accounting policies in full compliance with International Reporting Standards ("IFRS") and International Accounting Standards ("IAS") as issued by the International Accounting Standards Board (“IASB”) and the IFRS Interpretations Committee ("IFRIC"), effective for the Company's reporting for the three month period ended March 31, 2021 and 2020, specifically IAS 31 Interim Financial Reporting. The same accounting policies and methods of computation were followed in the preparation of these condensed interim consolidated financial statements as were followed in the preparation of the condensed interim consolidated financial statements for the three months ended March 31, 2021.

The condensed interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements. Accordingly, these condensed interim consolidated financial statements for the three months ended March 31, 2021 and 2020 should be read together with the annual consolidated financial statements for the year ended December 31, 2020.

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are consistent with those disclosed in the notes to the condensed interim consolidated financial statements for the three months ended March 31, 2021. These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on July 26, 2021.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the three month period ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

b)Basis of Consolidation

The consolidated condensed interim financial statements for the three month period ended March 31, 2021 and 2020 include the accounts of the Company and its wholly owned subsidiaries.  Subsidiaries are entities controlled by the Company.  Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities.  The financial statements of subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases.  All inter-company transactions, balances, income and expenses are eliminated in full upon consolidation. These condensed interim consolidated financial statements include the accounts of the following active entities:

Name of Subsidiary	Jurisdiction	Percentage Ownership 2020	Percentage Ownership 2019
MichiCann Medical Inc.	Ontario, Canada	100%	-
1251881 B.C. Ltd.	British Columbia, Canada	100%	-
Mid-American Growers, Inc.	Delaware, USA	100%	-
Mid-American Cultivation LLC	Delaware, USA	100%	-
RWB Platinum Vape Inc.	California, USA	100%	-
Vista Prime Management, LLC	California, USA	100%	-
GC Ventures 2, LLC	Michigan, USA	100%	-
RWB Licensing Inc.	British Columbia, Canada	100%	-
RWB Freedom Flower, LLC	Illinois, USA	100%	-
RWB Illinois, Inc.	Delaware, USA	100%	100%
Vista Prime 3, Inc.	California, USA	100%	-
PV CBD LLC	California, USA	100%	-
Vista Prime 2, Inc.	California, USA	100%	-
Royalty USA Corp.	Delaware, USA	100%	-
RLTY Beverage 1 LLC	Delaware, USA	100%	-
RLTY Development MA 1 LLC	Delaware, USA	100%	-
RLTY Development Orange LLC	Massachusetts, USA	100%	-
RLTY Development Springfield LLC	Massachusetts, USA	100%	-

c)Functional and Presentation Currency

The Company’s presentation currency, as determined by management, is the Canadian dollar.  Management has determined that the functional currency of its parent and Canadian subsidiaries is the Canadian dollar and the functional currency of its United States subsidiaries is the United States dollar.  These financial statements are presented in Canadian dollars unless otherwise specified.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the three month period ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

4.SIGNIFICANT ACCOUNTING POLICIES

a)New accounting pronouncements

Amendments to IFRS 3, Business Combinations (“IFRS 3”) – Definition of a Business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 to help entities determine whether an acquired set of activities and assets is a business or not. The amendments clarify the minimum requirements for a business, removed the assessment of whether market participants are capable of replacing any missing elements, added guidance to help entities assess whether an acquired process is substantive, narrowed the definitions of a business and of outputs, and introduced an optional fair value concentration test. Effective January 1, 2020, the Company adopted the amendments to IFRS 3, with no material impact on its condensed interim consolidated financial statements.

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”); and IAS 8, Accounting policies, changes in accounting estimates and errors (“IAS 8”) – Definition of Material

In October 2018, the IASB issued amendments to IAS 1 and IAS 8 to align the definition of “material” across the standards and to clarify certain aspects of the definition. The new definition states that, information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. Effective January 1, 2020, the Company adopted the amendments to IAS 1 and IAS 8, with no material impact on its condensed interim consolidated financial statements

Amendments to IAS 1 – Presentation of financial statements: classifications of liabilities as current or non-current

In January 2020, the IASB issued amendments to clarify the requirements for classifying liabilities as current or non-current. The amendments specify that the conditions that exist at the end of a reporting period are those which will be used to determine if a right to defer settlement of a liability exists. The amendments also clarify the situations that are considered a settlement of a liability. The amendments are effective January 1, 2023, with early adoption permitted. The amendments are to be applied retrospectively. The Company does not intend to early adopt these amendments and is currently assessing the impact of these amendments on its condensed interim consolidated financial statements.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the three month period ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

5.ACCOUNTS RECEIVABLE

The Company’s accounts receivable as at March 31, 2021 and December 31, 2020 consists of the following:

	March 31,	December 31,
	2021	2020

Trade receivables	$10,412,672	$8,619,200
Sales tax receivable	826,157	128,261
	$11,238,829	$8,747,461

Sales tax receivable represents excess of input tax credits on purchased goods or services received over sales tax collected on the taxable sales in Canada.

	March 31, 2021	December 31, 2020
Current	$3,425,882	$2,835,810
1-30 Days	5,505,055	4,556,868
31-60 Days	348,200	288,226
61-90 Days	1,106,718	916,098
91 Days and over	26,817	22,198
Total trade receivables	$10,412,672	$8,619,200

6.BIOLOGICAL ASSETS

The Company’s biological assets consist of no plants growing as at March 31, 2021 and December 31, 2020.  The continuity of biological assets is as follows:

	March 31,	December 31,
Carrying amount, beginning of year	2021	2020
Acquired from MAG acquisition	$-	$26,842
Capitalized cost	763,756	12,606,343
Fair value adjustment	(365,110)	(543,116)
Transferred to inventory	-	(12,090,069)
Carrying value, end of the period	$398,646	$-

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the three month period ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

Fair Value Measurement Disclosure

The Company measures its biological assets at their fair value less costs to sell. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and also for any additional costs to be incurred, such as post-harvest costs.

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

*Selling price - calculated as the weighted average historical selling price for all strains of cannabis sold by the Company, which is expected to approximate future selling prices

*Stage of growth - represents the weighted average number of weeks out of the 15 weeks growing cycle that biological assets have reached as of the measurement date

*Yield by plant – represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant

*Attrition – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested

*Post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post harvest, consisting of the cost of direct and indirect materials and labour related to labelling and packaging

Sensitivity Analysis

Significant unobservable assumptions used in the valuation of biological assets, including the sensitivities on changes in these assumptions and their effect on the fair value of biological assets, are as follows:

	Weighted average assumption	10% Change of inputs ($)
Selling Price	$0.19	1,211,741
Yield by plant	71.41	1,147,615
Attrition	5.52%	70,859
Post-harvest costs ($/gram)	$0.01	262,754

As a plant matures the likelihood of wastage declines.  As a result, attrition estimates were relatively low in the periods. However, due to the onset of COVID-19, a restricted labour pool forced the Company to prioritize higher margin crops while leaving less profitable plants to die.

The Company accretes fair value of biological assets on a straight-line basis according to stage of growth. As a result, a hemp plant that is 50% through its 15-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value (subject to attrition adjustments).

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the three month period ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

7.INVENTORY

The Company’s inventory as at March 31, 2020 and December 31, 2020 consists of the following:

	March 31,	December 31,
	2021	2020
Hemp finished goods	$ 14,403,660	$ 13,101,032
Hard Goods/Tools	815,206	265,890
Cannabis and CBD derivative finished goods	308,383	418,116
Raw materials	2,100,275	2,477,747
Consumables and non-cannabis merchandise	783,613	1,298,217
	$ 18,411,137	$ 17,561,002

During the three month periods ended March 31, 2021 and 2020, the total inventory expensed through cost of sales was $4,469,960 (2020 - $Nil).

8.PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of March 31, 2021 consists of the following:

		Building	Machinery	Right
		and Improve-	and	of Use
	Land	ments	equipment	Asset	Total
Cost
Balances, December 31, 2020	$2,879,315	$76,590,398	$12,641,498	$159,146	$92,270,357
Acquired from MAG	-	-	-	-	-
Acquired from PV	-	-	-	-	-
Additions	-	-	-	-	-
Disposals	-	-	-	-	-
Translation Adjustment	(24,774)	(658,038)	(110,699)	(5,580)	(799,091)
Balance, March 31, 2021	$2,854,541	$75,932,360	$12,530,799	$153,566	$91,471,266
Accumulated depreciation
Balances, December 31, 2020	$-	$4,003,716	$1,395,440	$66,958	$5,466,114
Depreciation	-	1,844,061	573,814	57,393	2,475,268
Disposals	-	-	-	-	-
Translation Adjustment	-	(74,728)	(25,758)	(618)	(101,104)
Balances, March 31, 2021	$-	$5,773,049	$1,943,496	$123,733	$7,840,278

Balances, March 31, 2021	$2,854,541	$70,159,311	$10,587,303	$29,833	$83,630,988

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the three month period ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

9.LOANS RECEIVABLE

Loans receivable as at March 31, 2021 and December 31, 2020 consist of the following:

		March 31,	December 31,
		2021	2020

Advances to PharmaCo Inc.		$11,591,805	$11,084,278
Promissory note receivable from PharmaCo Inc.		32,627,616	32,627,616
Promissory note acquired with RTO		4,099,197	4,231,664
Accrued interest on promissory note acquired with RTO		722,200	686,288
Net receivable from sellers of Platinum Vape		3,889,292	3,046,777
Deposit for Acreage Florida acquisition	24	6,752,601	-

Total		$59,682,711	$51,676,623

Advances to PharmaCo Inc.

The loan receivable balance was amounting to $4,810,000 as at December 31, 2018.  During the year ended December 31, 2019, PharmaCo paid $428,671 to the Company. The loan receivable balance was amounting to $4,381,329 as at December 31, 2019.

During year ended December 31, 2020, the Company issued 2,339,200 units consisting of one common share and one convertible series II preferred share to a third-party to pay for $5,848,000 owed by PharmaCo to its related party. The amount of $5,848,000 has been recorded as a loan receivable from Pharmaco. The loan receivable is interest free and does not have fixed terms of repayment. During the year ended December 31, 2020, the Company advanced additional $854,949 to PharmaCo.  During the three month period ended March 31, 2021, the Company advanced additional $507,527 to PharmaCo, and the balance was amounting to $11,591,805 as at the March 31, 2021.  The balance is expected to be settled upon the closing of the acquisition of PharmaCo.

Promissory note receivable from PharmaCo Inc

On June 7, 2019, the Company entered a Promissory Note Agreement (“Promissory Note”) with PharmaCo. Under the terms of this agreement, the Company advanced a principal amount of $30,648,517. The Promissory Note is non-interest bearing, unsecured, and matured on January 2, 2020. On January 2, 2020, the Company agreed to extend the Promissory Note with PharmaCo until January 22, 2021.

On January 2, 2020, the Company advanced a principal amount of $1,979,099. The Promissory Note is non-interest bearing, unsecured, and matures on January 22, 2021. The funds advanced under the Promissory Note were received from the Bridging Finance Inc. on which date under the credit facility (Note 13). The Promissory Note is included in current loans receivable as of December 31, 2020 and the balance as of March 31, 2021 was amounting to $32,627,616.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the three month period ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

Promissory note acquired with RTO

On April 24, 2020, promissory note of value of $4,169,009 was acquired pursuant to the RTO transaction.  During the year ended December 31, 2020, the Company recorded revaluation gain of $673,585.  The promissory note balance as of March 31, 2021 was $4,099,197.

During the three month period ended March 31, 2021, the Company accrued $35,912 interest, and the accrued interest balance as of March 31, 2021 was $722,200.

Other amounts

The net balance receivable amount from sellers of Platinum Vape as at March 31, 2021 was $3,889,292.  The balance is non-interest bearing, unsecured and matures on September 14, 2021.

10.CALL/PUT OPTION

On January 4, 2019, MichiCann entered into a call/put option agreement (the “Call/Put Option Agreement”) with PharmaCo Inc. (“PharmaCo”) and its shareholders (“PharmaCo Shareholders”) pursuant to which the PharmaCo Shareholders granted MichiCann the call right to acquire 100% of the issued and outstanding shares of PharmaCo from the PharmaCo shareholders, and MichiCann granted all of the PharmaCo Shareholders the put right to sell 100% of the issued and outstanding shares of PharmaCo to MichiCann, in exchange for the issuance of 37,000,000 MichiCann common shares in aggregate (subject to standard anti-dilution protections) subject to all state and local regulatory approvals including the approval of the Medical Marihuana Licensing Board and/or the Bureau of Medical Marihuana Regulation within the Department of Licensing and Regulatory Affairs (“LARA”) in the State of Michigan. Each PharmaCo shareholder shall have the right, but not the obligation, as its sole direction, to sell to MichiCann all, but not less than all, of the PharmaCo common shares held by it.  37,000,000 MichiCann common shares will be converted to 37,000,000 common shares and 37,000,000 convertible series II preferred shares of the Company in accordance with the terms outlined in the amalgamation transaction.

On January 4, 2019, MichiCann entered a Debenture Purchase Agreement with PharmaCo. Under the terms of this agreement, the MichiCann will advance a principal amount of up to USD $114,734,209. The principal amount of the Opco Debenture is convertible into common shares of PharmaCo at a conversion price equal to the then outstanding balance of the Opco Debenture divided by the total number of PharmaCo common shares then outstanding. As of December 31, 2019, MichiCann has advanced $48,502,029, plus $5,700,400 that was advanced during the year ended December 31, 2018, and was transferred to the OpCo Debenture in 2019. The OpCo Debenture earns interest at 8% per annum and is secured by all real and personal property and interests in the real and personal property of PharmaCo, whether now owned or subsequently acquired. The principal amount and accrued interest of the Opco Debenture outstanding is convertible at any time on or prior to the earlier of the business day immediately preceding: (i) the Maturity Date; and (ii) the date that is 30 days after the Company received LARA’s written approval of the application seeking permission to convert the Opco Debenture and own the common shares of PharmaCo. The OpCo Debenture including all accrued interest has a maturity date of January 4, 2023.

During the year ended December 31, 2019, MichiCann recorded accretion income of $2,340,164 and accrued interest income of $3,832,577 on the OpCo Debenture.  Amount of $23,955,576 was transferred to call/put option.  The fair value of OpCo Debenture as of December 31, 2019 was amounting to $36,419,594.

During the year ended December 31, 2019, MichiCann recorded a loss on revaluation of call option of $4,407,819.  The fair value of call/put option as of December 31, 2019 was amounting to $19,547,757.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the three month period ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

OpCo Debenture and call/put option are measured at fair value through profit or loss.  OpCo Debenture and call/put option are presented as one financial instrument for a financial statements presentation purpose. The combined fair value of OpCo Debenture and call/put option as of December 31, 2019 was amounting to $55,967,351.

As at March 31, 2021, the combined fair value of the OpCo Debenture, accrued interest and call/put option  was determined to be $70,165,880 (2020 - $112,658,740).  During the three month period ended March 31, 2021, the company recorded in its condensed interim consolidated statement of loss and comprehensive loss a fair value loss of $42,492,860.

The fair value of the convertible debenture and the fair value of the call/put option are measured together as one instrument. The fair value of call/put option component was estimated using a Monte Carlo simulation valuation model.  Key inputs and assumptions used for the valuations as of March 31, 2021 and December 31, 2020 were as follows.

	March 31, 2021	December 31, 2020
Share Price	$2.25	$2.25
Volatility - MichiCann	110%	100%
Volatility - PharmaCo Inc.	210%	210
Risk-free rate	0.19for 1.76 years	0.13% for 2.01 years
Pharmaco Inc. enterprise value	$154.3 mm	$154.3 mm

11.INTANGIBLE ASSETS AND GOODWILL

Intangible assets as of March 31, 2021 and December 31, 2020 consist of the following:

	Platinum Vapes	Platinum Vapes	B.C. Ltd.
	license	brand	license	Total
Cost
Balances, December 31, 2020	$28,901,640	$32,848,560	$101,887,000	$163,637,200
Acquired from Platinum Vapes	-	-	-	-
Acquired from 1251881 B.C. Ltd.	-	-	-	-
Additions	-	-	-	-
Disposals	-	-	-	-
Translation Adjustment	(356,390)	(405,060)	-	(761,450)
Balance, March 31, 2021	$28,545,250	$32,443,500	$101,887,000	$162,875,750
Accumulated amortization
Balances, December 31, 2020	$-	$-	$10,658,167	$10,658,167
Amortization	-	-	4,746,696	4,746,696
Disposals	-	-	-	-
Translation Adjustment	-	-	-	-
Balance, March 31, 2021	$-	$-	$15,404,863	$15,404,863
Balances, December 31, 2020	$28,901,640	$32,848,560	$-	$152,979,033
Balances, March 31, 2021	$28,545,250	$32,443,500	$86,482,137	$147,470,887

The Company has determined that the Platinum Vape License (California) and Brand (California and Michigan) have indefinite lives.  The retail license and product license acquired on 1251881 B.C. Ltd. acquisition has a useful life of 5.0 years and 5.5 years, respectively. For the three month period ended March 31, 2021, $4,746,696 of amortization was expensed.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the three month period ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

The following table outlines the estimated future annual amortization expense related to intangible assets acquired from 1251881 B.C. Ltd.

Estimated
amortization
2021	$18,986,865
2022	18,986,865
2023	18,986,865
2024	18,986,865
2025	15,281,373
$91,228,833

At the end of each reporting period, the Company assesses whether there were events or changes in circumstances that would indicate that a Cash Generating Unit (“CGU”) or group of CGUs were impaired. The Company considers external and internal factors, including overall financial performance and relevant entity-specific factors, as part of this assessment. The following factors were identified as impairment indicators:

1.Sales decline – Constraints in the retail distribution network, including a decrease of expected sales and profitability as compared to outcomes initially forecasted by management;

2.Change in strategic plans – The Company’s management determined that certain business units were no longer commercially viable and decided to halt all further construction and operations;

3.Decline in stock price and market capitalization – As at March 31, 2021, the carrying amount of the Company’s total net assets exceeded the Company’s market capitalization.

Key assumptions used in calculating the recoverable amount for each CGU grouping tested for impairment as at March 31, 2021 are outlined in the following table:

	PV license (CA)	PV brand (CA)	PV brand (MI)	High Times Retail lic. Agreement	High Times Product lic. Agreement
Discount rate	43.50%	38.50%	38.50%	21.00%	19.00%
Terminal growth rate	2.69%	2.69%	2.69%	-%
Terminal capitalization multiple	4.36	5.25	6.49		-
Recoverable amount	$34,249,080	$10,440,240	$ 34,631,040	$ 23,044,920	$ 73,336,320

PV License (CA) CGU - The Company’s PV License (CA) represents its operations including development, manufacturing and distribution of cannabis vape products within the state of California.  This CGU is attributed to the Company’s California operating segment. As a result of the impairment test, management concluded that the carrying value was lower than the recoverable amount and recorded no impairment.

PV Brand (CA) CGU -The Company’s PV Brand (CA) represents its operations dedicated to the sale of cannabis products and accessories within the state of California.  This CGU is attributed to the Company’s California operating segment. As a result of the impairment test, management concluded that the carrying value was lower than the recoverable amount and recorded no impairment.

PV Brand (MI) CGU - The Company’s PV Brand (MI) represents its operations dedicated to the sale of cannabis products and accessories within the state of California.  This CGU is attributed to the Company’s California operating segment.  As a result of the impairment test, management concluded that the carrying value was lower than the recoverable amount and recorded no impairment.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the three month period ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

High Times Retail Licensing agreement CGU - The Company’s High Times Retail Licensing agreement represents its right to use certain intellectual property associated with retail dispensary and local delivery services for cannabis products, cannabis accessories and merchandise in the states of Michigan, Illinois and Florida. As a result of the impairment test, management concluded that the carrying value was lower than the recoverable amount and recorded no impairment.

High Times Product Licensing agreement CGU - The Company’s High Times Retail Licensing agreement represents its right to use certain intellectual property related to the commercialization of cannabis products in Michigan, Illinois and Florida and CBD products nationally carrying HT brands. As a result of the impairment test, management concluded that the carrying value was lower than the recoverable amount and recorded no impairment.

Goodwill arose from the acquisition of MAG and PV.  Goodwill as of March 31, 2020 and December 31, 2020 consists of the following:

	March 31,	December 31,
	2020	2019

As of beginning of year	$-	$-
Acquisition of PV	281,172	281,172
Acquisition on MAG	6,083,036	6,083,036
Translation adjustment	(234,668)	(158,140)
	$6,129,540	$6,206,068

12.CONVERTIBLE DEBENTURES

During the year ended December 31, 2019, the Company issued a $17,650,000 (consisting of advances of CAD $15,000,000 and USD $2,000,000) senior secured convertible debenture (the “Tidal Debenture”) to Tidal. The Tidal Debenture becomes due and payable (the “Tidal Debenture Maturity Date”) on the earlier of: (i) September 30, 2019 (extended to April 30, 2020) and (ii) the date that all amounts owing under the Tidal Debenture become due and payable in accordance with the terms of the Tidal Debenture, including following an event of default. In the event of a default, the Tidal Debenture will bear interest at 12% per annum. On March 12, 2020, the Tidal Debenture Maturity Date was extended to April 30, 2020.  The amount was settled on RTO date, and no gain or loss was recorded.

The Tidal debenture is convertible into common shares of the Company in the event that the proposed transaction with Tidal is not completed prior to the Tidal debenture maturity date and the Company instead completes a “Change of Control” or a “Go Public Transaction” as such terms are defined in the Tidal Debenture. In such circumstances, Tidal has the right to convert the Tidal Debenture into common shares of the Company at a price equal to the lesser of (i) $2.50; and (ii) a 20% discount to the issue price or effective price for any financing completed as part of or concurrently with the Go Public Transaction, if applicable, or the effective purchase price per common share of the Company in the case of a Change of Control transaction. The Tidal Debenture is secured against the assets of the Company pursuant to a general security and pledge agreement dated February 25, 2019 (the “GSA and Pledge Agreement”).

The Company may repay the Tidal Debenture prior to the Tidal Debenture Maturity Date at a price equal to 110% of the principal amount and any accrued interest without the prior written consent of Tidal if (i) the Proposed Transaction with Tidal is not capable of being completed prior to October 25, 2019; and (ii) both the Company and Tidal have acted in good faith and have used all commercially reasonable efforts to complete the Proposed Transaction.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the three month period ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

On issuance, the Company determined that the conversion feature met the definition of a derivative liability and elected to measure the entire Tidal Debenture at fair value through profit or loss. This derivative liability component was determined to have a value of $Nil as at March 31, 2010.

During the three month period ended March 31, 2021, the Company issued a USD $11,000,000 senior secured convertible debenture to a third party institution. The Tidal Debenture becomes due and payable on the earlier of: (i) the date the borrower completes a minimum financing of CDN $20,000,000 and (ii) May 11, 2021.  The Tidal Debenture will bear interest at 12% per annum.

13.CREDIT FACILITY

On June 4, 2019, Bridging Finance Inc. (the “Lender”) entered into a credit agreement (the “Credit Agreement”) with the Company and PharmaCo Inc. (“PharmaCo”) (collectively, the “Borrowers”) pursuant to which the Lender established a non-revolving credit facility (the “Facility”) for the Borrowers in a maximum principal amount of  $36,610,075  (the “Facility Limit”). The purpose of the Facility was so that the Borrowers can purchase certain real estate and business assets in the state of Michigan, to make additional permitted acquisitions and for general corporate and operating purposes.

The obligations under the Facility were due and payable on the earlier of: (a) the termination date (being January 4, 2020); and (b) the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Credit Agreement).

In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

(a) Interest at the prime rate plus 10.55% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and

(b) A work fee equal to $909,360 (the “Work Fee”) (paid by the Company).

The obligations under the Facility are secured by general security agreements on each Borrower, mortgages on certain owned real property of PharmaCo among other security obligations.

As the funds under the Facility (net of the Work Fee, commissions and other transaction expenses of the Lender) were advanced by the Lender directly to MichiCann, MichiCann in turn advanced the funds (net of MichiCann’s transaction expenses) to PharmaCo pursuant to a Promissory Note issued by PharmaCo to MichiCann in the principal amount of $30,648,547 (Note 9).

The Company paid financing fees related to the Facility, including the Work Fee, of $2,361,459 which has been included as finance expenses for the year ended December 31, 2019.

The Company also deducted a debt service reserve of $3,323,524 from the total principal amount which serves to pay the interest on the Facility as it is incurred. During the year ended December 31, 2019, the Company incurred interest expense of $3,540,353 on the Facility. As such, as of December 31, 2019 the debt service reserve balance is $nil as it was applied against the interest reserve amount. As at December 31, 2019, interest payable of $235,675 has been included in the bridge financing amount. As a result, the bridge financing balance as at December 31, 2019 was $36,610,075.

On January 10, 2020, the Facility was amended (the “Amended Facility”) pursuant to an amended and restated agreement between the Lender, MichiCann (as guarantor) and PharmaCo, RWB Illinois, Inc. (“RWB”) and MAG. The Amended Facility consisting of Non-revolving Facility A and Facility B.  Non-revolving Facility A for USD$27,000,000 was used to pay the outstanding advances from the bridge financing of CAD$36,610,075.  As a result, the old bridge financing facility balance was fully paid.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the three month period ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

The obligations under the Amended Facility are due and payable on the earlier of:

(a) the termination date (being July 10, 2021 subject to the right of the Borrowers to extend the termination date by paying a 1% fee for two additional six-month periods for a total of 30 months); and

(b) the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Amended Facility).

The Company's intention is to exercise the right to extend the termination date on July 10, 2021.  If the right to extend is exercised, the January 10, 2022 becomes a maturity date.  Therefore, the outstanding balance at March 31, 2021 has been treated as a current liability.

In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

(a) Interest at the prime rate plus 12% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and

(b) A work fee equal to $1,492,500 (the “Amended Work Fee”) (paid by the Company).

The work fee of $1,492,500 was recognized as transaction cost and offset against the debt.  $817,462 of the total work fee was expensed in the year ended December 31, 2020.

During the year ended March 31, 2021, the Company satisfied all financial covenants.  Covenants include prompt payment, preservation of corporate existence, compliance with laws, payment of taxes, maintain of records, maintenance of properties, inspection, insurance coverage, perform obligations, notice of certain events, completion of RTO, discharge of all obligations and liabilities arising under ERISA and further assurance.

The total interest recorded during the year ended March 31, 2021 was $7,922,884 (2019 - $3,540,353).

A continuity of the credit facility balance is as follows:

Balances, December 31, 2018	$-
Original credit agreement	36,610,075
Balances, December 31, 2019	$36,610,075
Repaid on January 10, 2020	$(36,610,075)
Amended credit agreement	65,490,910
Work fee recognized contra liability	(1,966,043)
Work fee expensed	1,291,005
Balances, December 31, 2020	$64,815,872
Work fee expensed	(38,712)
Balances, December 31, 2020	$64,777,160

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the three month period ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

14.LOANS PAYABLE

Current loans payables as at March 31, 2021 and December 31, 2020 are as follow:

	March 31, 2021	December 31, 2020
Platinum Vapes loan - original loan of $16,655,835 – non-interest bearing, principal due on maturity, due on January 12, 2021	$ 2,674,703	$ 16,394,996
Private loans - original loan of $1,069,616 interest bearing, principal due on demand	486,983	1,069,616
1260356 Ontario Ltd. - original loan of $9,658,595 – non-interest bearing, due on demand - 1	11,196,337	9,658,595
1260356 Ontario Ltd. - original loan of $7,669,800 – non-interest bearing, due on demand - 2	7,669,800	-
Mid-American Growers SBA loan 1 - original loan of $1,364,888 - 1% interest, principal and interest payable at maturity, due on April 6, 2021	1,348,058	1,364,888
Payable to Oakshire - original loan of $1,080,947 – non-interest bearing, no fixed payment terms	1,067,618	1,080,947
Payable to Pharmaco - original loan of $1,717,056 – non-interest bearing, no fixed payment terms	1,746,183	1,717,056
Payable to Luna - original loan of $63,660 – non-interest bearing, no fixed payment terms	62,875	63,660
Total	$ 26,252,555	$ 31,349,758

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the three month period ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

Non-current loans payable as at March 31, 2021 and December 31, 2020 are as follow:

	March 31, 2021	December 31, 2020
Platinum Vapes note payable - original loan of $17,219,398 – non-interest bearing, principal due on maturity on September 11, 2023	$ 18,158,042	$ 17,705,058
Vista Prime Management Ford loan - original loan of $16,218 – 5.90% interest, repayable in monthly installments of principal and interest of $314, maturing on January 12, 2023	6,748	7,313
Vista Prime Management Ram loan - original loan of $26,872 – 6.10% interest, repayable in monthly installments of principal and interest of $670, maturing on July 25, 2023	17,923	19,141
Mid-American Growers SBA loan 1 - original loan of $781,727 – 1% interest, principal and interest payable at maturity on April 6, 2022	882,848	781,727
Mid-American Growers SBA loan 2 - original loan of $190,853 – 1% interest, principal and interest payable at maturity on April 6, 2022	188,499	190,853
Total	$ 19,254,061	$ 18,704,092

All short-term and long term loans are unsecured and do not have any covenants.

The Platinum vapes notes payable may be converted at the option of the holder into common shares of the Company after twelve months from issuance at a conversion price of USD $0.57, as adjusted pursuant to the terms of the notes.  Obligations under the Platinum vapes notes payable shall be secured by all assets and ownership interests of the Company. Beginning on the date four months following issuance, in the event that the closing price of the common shares of the Company quoted on OTCQX exceeds one hundred fifty percent (150%) of the conversion price for at least ten consecutive trading days, then the Company has the right to force the conversion of the notes into common shares of the Company.

The fair value of Platinum Vapes note payable was estimated using a binomial lattice methodology based on a Cox-Ross-Rubenstein approach.  Key inputs and assumptions used for the valuations as of December 31, 2020 were as follows.

Stock price as of December 31, 2020 (USD)	$0.596
Risk-free rate	0.16%
Expected volatility	92%
Discount for lack of marketability	3%

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the three month period ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

Total debt repayments are as follows:

2021	$26,252,555
2022	19,227,607
2023	26,454
Total	$45,506,616

15.LEASE LIABILITIES

The Company's leases are comprised of leases premises and offices.  The Company's liabilities as of March 31, 2021 were as follows:

Contractual undiscounted cashflows
Less than one year	$168,215
Two years and beyond	143,946

Total undiscounted lease obligations	$312,161

Current portion	$116,184
Non-current portion	138,331

Total Discounted lease obligations	$254,515

The Company has a lease for manufacturing and distribution facility in San Diego, which expires on October 15, 2022.  The lease was accounted for under IFRS 16, using an incremental borrowing rate of 6.00%. The Company recognized a right-of-use asset of $29,833 and a corresponding lease liability of $254,515.

Total lease payments are as follows:

Next 12 months	$223,979
2 years	191,664
Total undiscounted lease obligations	$415,643

The Company has a lease for office space in Concord, which expires on October 1, 2022.  The Company's future monthly rental payments for this office space are approximately $72,450.

16.SHARE CAPITAL

Authorized Share Capital

Unlimited number of common shares without par value.

Unlimited number of convertible series I preferred shares without par value, each share convertible into one common share by the holder, and non-voting.

Unlimited number of convertible series II preferred shares without par value, each share convertible into one common share by the holder, and voting. Upon conversion of series II preferred shares into common shares, preferred shareholders will receive equivalent common shares plus an additional 5% common shares for each twelve month period up to twenty-four months.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the three month period ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

Private Placement

On September 24, 2020, the Company closed the bought deal offering for a total issuance of - units of the Company at a price of $0.75 per unit for aggregate gross proceeds of $25,012,500, which includes the full exercise of the over-allotment option.

Each unit consists of one common share in the capital of the Company (a “Common Share”) and one Common Share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $1.00, for a period of 24 months following the close. If, at any time prior to the expiry date of the Warrants, the volume-weighted average price of the Common Shares on the Canadian Securities Exchange (the “CSE”) (or such other stock exchange where the majority of the trading volume occurs) exceeds $1.50 for 10 consecutive trading days, the Company may provide written notice to the holders of the Warrants by way of a news release advising that the Warrants will expire at 5:00 p.m. (Vancouver time) on the 30th day following the date of such notice unless exercised by the holders prior to such date.

The Company has paid the Underwriters a cash fee of 6% ($1,500,750) of the aggregate gross proceeds, and an aggregate of 2,001,000 non-transferable compensation warrants, with each compensation warrant being exercisable into units at a price of $0.75 for a period of 24 months following the closing of the Offering. Other transaction fees were also incurred in the amount of $211,482. Net cash proceeds received after the underwriter fee is $22,241,753.

A unit price of $0.75 per unit was allocated to a common share and a common share purchase warrant using a relative fair value of $0.58 and $0.178 per common share and common share purchase warrant respectively. The gross proceeds of $19,138,852 and $5,873,648 were allocated to common shares and common shares purchase warrants respectively. The fair value of the common share purchase warrants was determined using a Monte Carlo valuation model with the following main assumptions:

Black-Scholes inputs	September 24, 2020
Risk free rate	0.23% (2 yrs)
Exercise price	$1.00
Stock price	$0.58
Expected volatility	101%

The fair value of the compensation warrants of $894,450 was estimated using both Black-Scholes and Monte Carlo valuation models with the following main assumptions:

Black-Scholes inputs	September 24, 2020
Risk free rate	0.23% (2 yrs)
Exercise price	$0.75
Stock price	$0.58
Expected volatility	101%

Total transaction fees paid in cash and compensation warrants amounted to $2,606,682 which were deducted $1,994,556 and $612,126 from common shares and common shares purchase warrants, respectively.

The Company issued 1,411,333 units to settle a debt of $1,058,500, of which 866,666 units were issued to the CEO of the Company.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the three month period ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

Debt Settlement

During year ended December 31, 2020, the Company issued 237,500 units consisting of one common share and one series II preferred shares to a third-party to pay for $342,000 owed by PharmaCo to its related party. The balance due to the Company upon issuance of shares has been recorded as a loan receivable from Pharmaco.

Common Shares

On January 5, 2021, the Company issued 300,000 of common shares and 300,000 convertible series II preferred shares pursuant to the  exercise of 300,000 stock options for gross proceeds of $150,000.

On January 6, 2021, the Company issued 1,500,000 common shares pursuant to the exercise of 1,500,000 restricted share units.

On January 14, 2021, the Company issued 25,000 common shares pursuant to the exercise of 25,000  warrants for gross proceeds of $18,750.

On January 14, 2021, the Company issued 325,000 common shares and 325,000 convertible series II preferred shares pursuant to the exercise of 325,000 stock options for gross proceeds of $162,500.

On January 27, 2021, the Company issued 354,645 common shares pursuant to the exercise of 354,645 restricted share units.

On January 28, 2021, the Company issued 575,000 common shares and 575,000 convertible series II preferred shares pursuant to the exercise of 575,000 stock options for gross proceeds of $287,500.

On January 29, 2021, the Company issued 3,745 common shares pursuant to the exercise of 3,745 warrants for gross proceeds of $2,809.

On February 3, 2021, the Company issued 7,489 common shares pursuant to the exercise of 7,489 warrants for gross proceeds of $5,617.

On February 4, 2021, the Company issued 1,000 units of common shares for the purchases of 1,000 deal warrants for gross proceeds of $1,000.

On February 9, 2021, the Company issued 298,000 units of common shares for the purchases of 298,000 deal warrants for gross proceeds of $298,000.

On February 9, 2021, the Company issued 199,194 common shares pursuant to the exercise of 199,194 warrants for gross proceeds of $149,396.

On February 10, 2021, the Company issued 220,000 units of common shares for the purchases of 220,000 deal warrants for gross proceeds of $220,000.

On February 11, 2021, the Company issued 871,732 common shares pursuant to the exercise of 871,732 warrants for gross proceeds of $653,799.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the three month period ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

On February 11, 2021, the Company issued 617,500 units of common shares for the purchases of 617,500 deal warrants for gross proceeds of $617,500.

On February 12, 2021, the Company issued 2,000 units of common shares for the purchases of 2,000 deal warrants for gross proceeds of $2,000.

On February 16, 2021, the Company issued 279,800 units of common shares for the purchases of 279,800 deal warrants for gross proceeds of $279,800.

On February 16, 2021, the Company issued 175,000 common shares pursuant to the exercise of 175,000 stock options for gross proceeds of $105,000.

On March 11, 2021, the Company issued 487,014 common shares pursuant to the exercise of 487,014 warrants for gross proceeds of $365,261.

On March 17, 2021, the Company issued 2,000 units of common shares for the purchases of 2,000 deal warrants for gross proceeds of $2,000.

On March 18, 2021, the Company issued 7,500 units of common shares for the purchases of 7,500 deal warrants for gross proceeds of $7,500.

On March 23, 2021, the Company issued 8,000,000 units of common shares for the purchases of 8,000,000 deal warrants for gross proceeds of $8,000,000.

On March 31, 2021, the Company issued 237,500 units of common shares for the conversion of debt in the amount of $342,000 to common shares for gross proceeds of $342,000.

Convertible Series II Preferred Shares

On January 5, 2021, the Company issued 300,000 of common shares and 300,000 convertible series II preferred shares pursuant to the  exercise of 300,000 stock options for gross proceeds of $150,000.

On January 14, 2021, the Company issued 325,000 common shares and 325,000 convertible series II preferred shares pursuant to the exercise of 325,000 stock options for gross proceeds of $162,500.

On January 28, 2021, the Company issued 575,000 common shares and 575,000 convertible series II preferred shares pursuant to the exercise of 575,000 stock options for gross proceeds of $287,500.

Warrants

On December 19, 2018, MichiCann issued 595,340 finders' warrants with an exercise price of $1.00 per common share of MichiCann.  No warrants were issued and exercised during the year ended December 31, 2019.

On April 24, 2020, the Company issued 862,813 warrants to holders of Tidal warrants pursuant to Amended Agreement of the reverse takeover transaction.  The warrants are exercisable at the price of $0.80 per common share of the Company.

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 323,898 warrants towards finder's fee.  The warrants are exercisable at the price of $5.28 per common share of the Company.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the three month period ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

On June 10, 2020, the Company issued 4,500,000 special warrants related to the 1251881 B.C. Ltd. acquisition.  The special warrants are automatically convertible into 4,500,000 common shares of the Company should the volume weighted average price of the Company’s common shares be less than $1.50 for the first 180 days following the acquisition date.  The 4,500,000 warrants were exercised on December 14, 2020.

On September 24, 2020, the Company issued 33,350,000 warrants pursuant to bought deal financing agreement.  The warrants are exercisable at the price of $1.00 per common share of the Company for a period of 24 months.

On September 24, 2020, the Company issued 2,001,000 warrants to finders pursuant to bought deal financing agreement.  The warrants are exercisable at the price of $0.75 per unit for a period of 24 months.  The unit consists of one common share of the Company and one warrant exercisable at the price of $1.00 per common share of the Company.

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of	Weighted average
	Warrants	Exercise Price
Balances, December 31, 2021	35,351,000	$0.99
Exercised	(11,021,974)	0.96
Balances, March 31, 2021	24,329,026	$0.99

The following warrants were outstanding and exercisable at March 31, 2021:

			Number of	Number of
		Exercise	Warrants	Warrants
Issue Date	Expiry Date	Price	Outstanding	Exercisable
September 24, 2020	September 24, 2022	$1.00	23,922,200	23,922,200
September 24, 2020	September 24, 2022	$0.75	406,826	406,826
Balance at March 31, 2021		$0.99	24,329,026	24,329,026

Options

On July 27, 2020, the Company adopted a rolling stock option plan (the “Option Plan”), under which the maximum number of common shares (“Shares”) reserved for issuance under the Option Plan at any one time shall not exceed at any time 20% of the then-issued and outstanding shares.

Under the Option Plan, the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant. The minimum exercise price of an option granted under the Option Plan must not be less than the closing price of the Shares  on the date preceding the  option grant date.

The total number of options awarded to any one individual in any 12 month period shall not exceed 5% of the issued and outstanding Shares as at the grant date (unless the Company becomes a Tier 1 issuer of the Toronto Stock Exchange or Toronto Stock Exchange – Venture (a “Tier 1 Issuer”) and has obtained disinterested shareholder approval).

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the three month period ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

The total number of options awarded to any one Consultant in a 12 month period shall not exceed 2% of the issued and outstanding Shares as at the grant date. The total number of Options awarded in any 12 month period to employees performing investor relations activities for the Company shall not exceed 2% of the issued and outstanding Shares as at the grant date.

On January 6, 2021, the Company granted 100,000 stock options to an employee of the Company.  These options vested 100% on January 6, 2020.  These stock options have an exercise price of $0.75 and expire on January 6, 2026.

Options transactions and the number of options outstanding are summarized are as follows:

	Number of	Weighted average
	Options	Exercise Price
Balances, December 31, 2019	7,634,375	$0.80
Granted	8,157,679	0.30
Exercised	(2,050,000)	0.54
Cancelled	(775,000)	2.14
Balances, December 31, 2020	14,549,289	1.27
Granted	100,000	0.75
Exercised	1,375,000	0.51
Balances, March 31, 2021	16,024,289	$1.22

Restricted Share Units

Restricted Share Units (“RSU”) and Deferred Share Units (“DSU”) Under the terms of the RSU plan, directors, officers, employees and consultants of the Company may be granted RSUs that are released as common shares upon completion of the vesting period. Each RSU gives the participant the right to receive one common share of the Company. The Company may reserve up to a maximum of 20% of the issued and outstanding common shares at the time of grant pursuant to awards granted under the plan.

On January 6, 2021, the Company issued 1,500,000 common shares pursuant to the exercise of 1,500,000 restricted share units.

On January 27, 2021, the Company granted 354,645 restricted share units to employees of the Company.  These options vested 100% on January 27, 2021.  These restricted share units were valued at $1.17 and expire on January 27, 2026.

On March 31, 2021, the Company granted 174,500 restricted share units to employees of the Company.  These options vested 100% on March 31, 2021. These restricted share units were valued at $1.43 and expire on January 27, 2026.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the three month period ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

17.LOSS PER SHARE

Following is a reconciliation for the calculation of basic and diluted loss per share for the three month period ended March 31, 2021 and 2020:

	2021	2020

Net loss for the year	$56,887,862	$2,745,529
Average common shares outstanding during the year	196,334,988	84,211,752

Loss per share - basic	$0.29	$0.03
Total outstanding stock options and warrants	40,353,315	8,384,359

Loss per share - dilute	$0.29	$0.03

18.FINANCIAL INSTRUMENTS AND RISKS

a)Fair Value

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s consolidated statements of financial position as at December 31, 2020 and 2019 as are follows:

	Quoted prices in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	instruments	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
March 31, 2021
Cash and cash equivalents	$6,075,258	$-	$-	$6,075,258
Call/put option	-	-	70,165,880	70,165,880
TDMA loan	-	-	4,821,396	4,821,396
PV convertible loan	-	-	(18,158,042)	(18,158,042)
Total	$6,075,258	$-	$56,829,234	$62,904,492
March 31, 2020
Cash and cash equivalents	$40,612	$-	$-	$40,612
Call/put option	-	-	20,641,548	20,641,548

Total	$40,612	$-	$20,641,548	$20,682,160

29

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the three month period ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

The fair values of other financial instruments, which include accounts receivable, accounts payable and accrued liabilities, loans receivable, loans payable, approximate their carrying values due to the relatively short-term maturity of these instruments.

b)Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet it's contractual obligations. Financial instruments that are subject to such risk include cash, accounts receivable and loans receivable. Accounts receivable balances are receivable from financial stable companies with good credit history. No credit loss allowance is required as the accounts receivable balances outstanding as at December 31, 2020 are considered collectible. The Company limits its exposure to credit loss by placing its cash with reputable financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company is exposed to significant credit risk on its loans receivable. The carrying amount of financial assets represents the maximum credit exposure. The Company mitigates credit risk on loans receivable by monitoring the financial performance of borrowers.

c)Foreign Exchange Risk

The Company has cash and loans receivable denominated in United States dollars and, as a consequence, the financial results of the Company’s operations as reported in Canadian dollars are subject to changes in the value of the Canadian dollar relative to the US dollar. Therefore, exchange rate movements in the United States dollar can have a significant impact on the Company’s operating results due to the translation of monetary assets.

At March 31, 2021, a 4% (2019 – 4%) strengthening (weakening) of the Canadian dollar against the US dollar would have increased (decreased) the Company’s net loss by approximately $482,000 (2019 - $2,064,000).

d)Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Interest earned on cash is at nominal interest rates, and therefore the Company does not consider interest rate risk for cash to be significant.

As at March 31, 2021, the interest rate on loans receivable, credit facilities, and convertible debentures are fixed based on the contracts in place. As such, the Company is exposed to interest rate risk to the extent as stated on these financial assets and liabilities.

e)Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.

As at March 31, 2021, the Company had a cash balance of $6,075,258 (March 30, 2020 - $1,146,569) available to apply against short-term business requirements and current liabilities of $144,720,975 (March 30, 2020 -$70,794,116). All of the liabilities presented as accounts payable and accrued liabilities are due within 120 days of March 31, 2021.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the three month period ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

19.RELATED PARTY TRANSACTIONS

The following is a summary of related party transactions that occurred during three months ended March 31, 2021 and 2020:

a)Included in accounts payable and accrued liabilities is $173,010 (December 31, 2019 - $515,500) payable to officers and a director of the Company. Amounts due to related parties have no stated terms of interest and/or repayment and are unsecured.

b)Key management personnel include the directors and officers of the Company. Key management compensation consists of the following:

	2021	2020
Consulting fees paid or accrued to a company controlled by a director of the Company	$135,510	$40,500
Salary accrued to management of the Company	37,500	158,062
Share-based compensation	128,830	76,278
	$301,840	$274,840

There were no post-employment benefits, termination benefits or other long-term benefits paid to key management personnel for the three month ended March 31, 2021.

20.CAPITAL MANAGEMENT

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash, loans receivable, convertible debentures, loans payable, credit facilities, and equity, comprised of issued share capital.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances. There were no changes to the Company’s approach to capital management during the three month period ended March 31, 2021.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains the same for the periods presented.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the three month period ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

21.SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

The changes in non-cash working capital items during the Quarter ended December 31, 2020 and December 31, 2019 are as follows:

	2021	2020
Prepaid expenses	$992,510	$-
Accounts receivable	(4,324,469)	-
Accounts payable and accrued liabilities	2,525,352	-
Current income tax payable	2,098,437	-
Lease liabilities	30,632	-
Inventory	(4,618,329)	-
Loans receivable	(9,715,138)	-
Loans payable	3,891,161	-
Interest accrued	-	1,961,952
	$(9,119,844)	$1,961,952

22.SEGMENTED INFORMATION

The Company's disaggregated revenue by source, primarily due to the Company's contracts with its external customers for the Quarter ended March 31, 2021 and 2020 were as follows:

	2021	2020
Sales from contracts with external customers	$357,235	$-
Wholesale	11,466,170	-
Total	$11,823,405	$-

The Company's business activities are conducted through one operating segment, cannabis and hemp.

The Company operates in two geographical locations: Canada and USA.  All revenue is derived from the sale of cannabis/hemp products in the USA.  The following tables present the Company's non-current assets by location.

	2021	2020
USA	$150,749,278	$155,053,912
Canada	156,648,017	203,894,172
Total	$307,397,295	$203,894,172

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the three month period ended March 31, 2021 and 2020

(Expressed in Canadian dollars)

23.COMMITMENTS AND CONTINGENCIES

A third party consultant worked for the Company as in 2017.  On or about December 18, 2017, the Company had a oral discussion with the consultant on the compensation of the service the consultant provided.  On January 10, 2019, the Company amended the contract.  Although the Company made a full compensation to the consultant according to the amended contract, the consultant filed a statement of claim against the Company on April 26, 2021.  The Company is in process of finalizing the defense.  The statement of claim is not clear as to the precise nature of the allegations against the Company or extent of the Company's alleged involvement.  Accordingly, and given the very preliminary stage of the proceeding, it is not possible to estimate the likelihood of liability against the Company or, if liability, any possible exposure.

The Company is involved in litigation arising out of the ordinary course and conduct of business.  Although such matters cannot be predicted with certainty, management does not consider the Company's exposure to litigation to be material to the condensed interim consolidated financial statements.

24.SUBSEQUENT EVENTS

On April 21, 2021, the Company closed on a US$11 million unsecured debenture from arm's length investors, which bear interest at 12% and mature 150 days from issuance. 900,000 common shares were issued at a price of $1.18 per share as part of this transaction.

On April 28, 2021, the Company entered into a binding expression of intent to issue:

*US$3 million in equity of RWB Florida, a wholly owned subsidiary of the Company, subject to repurchase rights and

*US$5 million in unsecured convertible debentures, which bear interest at 8%, mature 3 years from issuance and are convertible to common shares at US$2.75 per share.

As of the date of these consolidated financial statements, US$5.5 million of these unsecured convertible debentures have been issued by the Company.